UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Result of Annual General Meeting dated 03 July 2023

Press release

3 July 2023

Argo Blockchain plc

('Argo' or 'the Company')

Result of Annual General Meeting

Argo Blockchain plc, (LSE: ARB; NASDAQ: ARBK), a global leader in cryptocurrency mining, is pleased to announce the results of the Company's annual general meeting held on Friday, 30 June 2023.

A poll was held on each of the resolutions in which Resolutions 1, 3, 4, 5, 6 and 7 (inclusive) were passed as ordinary resolutions and resolutions 8, 9 and 11 (inclusive) were passed as special resolutions. The results of the poll were as follows:

Resolutions		For		Against		Total Votes	% of ISC Voted	Votes Withheld
		Votes	%	Votes	%
Ordinary Resolutions
1.	To receive the Annual Report and Accounts	30,063,037	99.50%	151,523	0.50%	30,214,560	6.32%	180,178
2.	To approve the Directors' Remuneration Report	14,602,779	48.55%	15,473,222	51.45%	30,076,001	6.29%	318,737
3.	To re-appoint Matthew Shaw as a director of the Company	19,727,033	77.30%	5,791,631	22.70%	25,518,664	5.34%	4,876,074
4.	To re-appoint PKF Littlejohn as auditors of the Company	29,641,061	98.65%	406,662	1.35%	30,047,723	6.29%	347,015
5.	To authorise the directors to determine the auditor's remuneration	29,305,188	97.63%	710,021	2.37%	30,015,209	6.28%	379,529
6.	Authority to allot shares	28,245,144	93.86%	1,848,616	6.14%	30,093,760	6.30%	300,978
7.	Authority to allot further shares	20,686,449	68.84%	9,363,771	31.16%	30,050,220	6.29%	344,518
Special Resolutions
8.	General authority to disapply pre-emption rights	28,386,295	94.68%	1,595,215	5.32%	29,981,510	6.27%	413,228
9.	Additional authority to disapply pre-emption rights	28,489,337	95.07%	1,476,616	4.93%	29,965,953	6.27%	428,785
10.	Additional/Further authority to disapply pre-emption rights	20,740,850	69.31%	9,185,919	30.69%	29,926,769	6.26%	467,969
11.	Notice of general meetings	29,576,772	98.29%	514,362	1.71%	30,091,134	6.30%	303,604

While most of the proposed resolutions were passed, we note that resolutions 2 and 10 did not receive the necessary majority. The Company also notes the votes against resolution 3. The Company values transparent dialogue with all shareholders and will seek to consult and engage with them to better understand the reasons behind these votes.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Seamus Fricker Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
Tancredi Intelligent Communication UK & Europe Media Relations
Salamander Davoudi Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 03 July, 2023	ARGO BLOCKCHAIN PLC By: Name: Jim MacCallum Title: Chief Financial Officer Name: Davis Zapffe Title: General Counsel